UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Hicks, Muse Fund III Incorporated

2100 McKinney Avenue, Suite 1600

Dallas, Texas 75201

Telephone Number: (214) 740-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert L. Kimball

Vinson & Elkins L.L.P.

2001 Ross Avenue, Suite 3700

Dallas, Texas 75201

(214) 220-7700

May 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 42365Q103

1	Name of reporting person Hicks, Muse, Tate & Furst Equity Fund III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.0%
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person HM3/GP Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.0%
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person Hicks Muse GP Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.0%
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person Hicks, Muse Fund III Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.0%
14	Type of reporting person (see instructions) CO

CUSIP NO. 42365Q103

1	Name of reporting person HM3 Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.0%
14	Type of reporting person (see instructions) PN

CUSIP NO. 42365Q103

1	Name of reporting person John R. Muse
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.0%
14	Type of reporting person (see instructions) IN

CUSIP NO. 42365Q103

1	Name of reporting person Andrew S. Rosen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 0.0%
14	Type of reporting person (see instructions) IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Commission by Fund III, HM3/GP Partners, GP Partners III, Fund III Incorporated, HM3 Coinvestors, Mr. Muse and Mr. Rosen on December 29, 2014, as amended and supplemented by Amendment No. 1 filed with the Commission on April 3, 2015 (“Amendment No. 1”) with respect to the Class A Common Stock (the “Class A Common Stock”), par value $0.0001 per share, of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2000 Ponce de Leon Boulevard, Suite 500, Coral Gables, Florida 33134.

Except as otherwise specified in this Amendment No. 2, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the original Schedule 13D (as amended and supplemented by Amendment No. 1 (as so amended, the “Original Schedule 13D”).

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

On May 13, 2015, Fund III sold all 2,884,231 shares of Class A Common Stock of the Issuer that it held of record and HM3 sold all 88,351 shares of Class A Common Stock of the Issuer that it held of record, in each case to RBC Capital Markets, LLC, Guggenheim Securities, LLC, Stifel, Nicolaus & Company, Incorporated and Maxim Group LLC (collectively, the “Underwriters”) at a price of $11.28 per share of Class A Common Stock, in a registered offering pursuant to an Underwriting Agreement, dated as of May 7, 2013 (the “Underwriting Agreement”), by and among Fund III, HM3, Azteca Acquisition Holdings, LLC, Luxor Spectrum Offshore Master Fund, LP, the Issuer and the Underwriters.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

As a result of the sale described above of the shares of Class A Common Stock of the Issuer, the Filing Parties no longer hold any shares of the Issuer’s Class A Common Stock.

As of the date of this Amendment No. 2, the Filing Parties do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to add the following:

As a result of the events described in Item 4 (which Item 4 is incorporated herein by reference), neither the Reporting Persons nor the Listed Persons own any shares of Class A Common Stock of the Issuer. Therefore, the Reporting Persons and the Listed Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Class A Common Stock. Consequently, this Amendment No. 2 constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and replaced with the following:

The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

5. Underwriting Agreement, dated May 7, 2015, by and among the Issuer, Fund III, HM3, Azteca Acquisition Holdings, LLC, Luxor Spectrum Offshore Master Fund, LP and RBC Capital Markets, LLC, as representative for the several underwriters listed in Schedule II thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2015	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks, Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2015	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks, Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2015	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks, Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2015	HICKS, MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2015	HM3 COINVESTORS, L.P.

	By:	Hicks Muse GP Partners III, L.P.,
its general partner

	By:	Hicks, Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President, Chief Financial Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2015

/s/ David W. Knickel
John R. Muse (By David W. Knickel, Attorney-in- Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24.1 to Form 3 filed by Hicks, Muse, Tate & Furst Equity Fund III, L.P. on December 29, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2015

/s/ David W. Knickel
Andrew S. Rosen (By David W. Knickel, Attorney-in- Fact, pursuant to the Power of Attorney, dated December 22, 2014, filed with the Securities and Exchange Commission as Exhibit 24.2 to Form 3 filed by Hicks, Muse, Tate & Furst Equity Fund III, L.P. on December 29, 2014)

EXHIBIT INDEX

The Exhibit Index is amended to include the following exhibit:

5. Underwriting Agreement, dated May 7, 2015, by and among the Issuer, Fund III, HM3, Azteca Acquisition Holdings, LLC, Luxor Spectrum Offshore Master Fund, LP and RBC Capital Markets, LLC, as representative for the several underwriters listed in Schedule II thereto.